UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04011621

March 8, 2004

Andrea L. Dulberg
Chief Counsel – Securities Law
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/8/2004

Re: International Paper Company
Incoming letter dated January 16, 2004

Dear Ms. Dulberg:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to International Paper by PACE International Union. We also have received a letter on the proponent's behalf dated February 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Joseph Drexler
Special Projects Director
PACE International Union
3340 Perimeter Hill Drive
Nashville, TN 37211

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)
Mark.Brooks@isdn.net

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

February 2, 2004

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: International Paper Co., Shareholder Proposal

Ladies and Gentlemen:

I write on behalf of the Paper, Allied-Industrial, Chemical and Energy Workers International Union in response to the Company's request for a no-action letter in the above matter. The Company's position is based solely on a claim that certain passages in the resolution's supporting statement are misleading under Rule 14a-8(i)(3).

As summarized below, the shareholder proposal is not misleading, and in any event may not be excluded in its entirety. In the event that staff concludes that any of the statements require additional citation or clarification, the Company's objections are easily accommodated.

IP challenges the following passages from the supporting statement:

1. ***The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO.***

We think it self-evident that at least one of the primary purposes of the board is to provide independent oversight of top management, as reflected in Rule 1 and corresponding commentary of the final NYSE listing standards.[1] We would be pleased to

---

[1] Available at *http://www.nyse.com/pdfs/finalcorpgovrules.pdf.* The commentary to Rule 1 observes that "[e]ffective boards of directors exercise independent judgment in carrying out their responsibilities. Requiring a majority of independent directors will increase the quality of board oversight and lessen the possibility of damaging conflicts of interest."

modify this statement to reflect that this is "Clearly one of the primary purposes of the Board of Directors. . . ." Alternatively, we would be happy to recast the sentence to reflect that this is the opinion of the proponent, if not management.

2. ***We believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO.***

This statement is clearly designated as the opinion of the proponent, and is supported by specific references in the next two paragraphs in the supporting statement. This statement of opinion, moreover, is widely held by other investors, as reflected by the "best practice" recommendation on corporate governance by the Conference Board Commission on Public Trust and Private Enterprise.[2] This common-sense proposition has also been promoted in prominent business media.[3]

Contrary to the Company's claim, a mere statement of opinion that "greater" management accountability and "more objective" evaluation of the CEO would be facilitated by the shareholder proposal does not constitute an accusation that the board has violated its fiduciary obligations. SEC staff rejected this same assertion – lifted verbatim by IP from the argument of People's Energy in the very staff opinion cited by the Company – so long as the proponent's statements are clearly designated as opinion.[4]

3. ***In our opinion, an independent chairman will enhance investor confidence and strengthen the integrity of the Board of Directors.***

This statement is also clearly designated as the proponent's opinion. An opinion that the proposal will "enhance" investor confidence and "strengthen" the board's integrity does not impugn the character of the directors. It merely expresses a preference for a standard of corporate governance that is widely shared by other investors.[5]

The same argument advanced by the Company in this matter has been rejected by the staff as a basis to exclude identical statements of opinion by other shareholder proponents.[6]

---

[2] Commission on Public Trust and Private Enterprise, Findings and Recommendations, page 29 (Conference Board 2003), available at *http://www.conference-board.org/pdf_free/758.pdf*.

[3] "Splitting Posts of Chairman, CEO Catches on with Boards," *Wall Street Journal*, Nov. 11, 2002.

[4] Peoples Energy Corp. (available Nov. 3, 2002).

[5] Conference Board report, cited at note 2; *Wall Street Journal*, cited at note 3.

[6] See, e.g., Xcel Energy (March 17, 2003).

4. ***A recent report of the Investor Responsibility Research Center states, "thirty percent of S&P 1,500 companies now have a CEO who does not simultaneously serve as the company chairman, up from 26 percent in 2001."***

The passage is a direct quote from the Investor Responsibility Research Center's most recent Board Practices/Board Pay annual study.[7] We would be pleased to include a reference in the proposal.

5. ***A blue-ribbon commission of the National Association of Corporate Directors recently observed, "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."***

This observation of the NACD blue-ribbon commission has been reported in the *Wall Street Journal* and elsewhere.[8] We would be pleased to include a citation in the supporting statement.

6. ***Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his own performance.***

We believe this view is clearly supported by the Conference Board, NACD, and IRRC reports specifically cited in the supporting statement. Moreover, the chairman of Intel Corp. has publicly questioned "how can the CEO be his own boss?"[9] Similarly, the president of Providence Capital has observed, "It's impossible for an individual to report to himself."[10]

Even so, we would be pleased to modify the statement to reflect that "many" corporate governance experts have expressed this point of view.

7. ***Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management.***

---

[7] Board Practices/Board Pay, Investor Responsibility Research Center (2004 Edition), cited at *http://www.irrc.com/company/12052003_BoardPay.html.*

[8] *Wall Street Journal*, cited at note 3.

[9] "Separation of board chairman, CEO has its share of supporters," *San Diego Union-Tribune*, February 7, 2003 (quoting Intel Chairman Andrew Grove).

[10] *Wall Street Journal*, cited at note 3.

This is clearly an accurate statement. For example, Institutional Shareholder Services includes "Chairman/CEO Separation" as one of its data point measurements in the ISS Corporate Governance Quotient rating system.[11] Similarly, the Ontario Municipal Employees Retirement System proxy voting guidelines provide, "It is inappropriate for one person to serve as Chair of the Board and Chief Executive Officer."[12] According to Georgeson's most recent *Annual Corporate Governance Review*, moreover, an average 25% of shareholders voted in favor of separation of the chairman and CEO at companies considering the proposal in 2003.[13]

As for CalPERS, the fund made clear its position on separation of chairman and CEO in its proxy vote in favor of the resolution at Home Depot last year: "CalPERS believes that if the chair is not the CEO, the board may be able to exercise stronger oversight of management."[14]

Moreover, we believe the quotation we include from the CalPERS corporate governance guidelines provides support for the resolution, without implying that the guidelines mandate a vote for chairman/CEO separation in all cases. In any event, the guidelines make clear the fund's recommendation against combining the two roles.[15]

8. ***We fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.***

This statement is clearly designated as the opinion of the proponent. It is, moreover, a widely-held point of view. For example, the Conference Board's Commission on Public Trust and Private Enterprise recently observed:

> "The Commission is profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of

[11] Data point 12 at *http://www.issproxy.com/institutional/analytics/cgq/cgqvariables.asp.*

[12] *http://www.omers.com/investments/proxyvoting_guidelines/A7.htm.*

[13] Annual Corporate Governance Review – 2003, page 7 (Georgeson Shareholder), available at *http://www.georgesonshareholder.com/pdf/2003WrapUp.pdf.*

[14] *http://web.archive.org/web/20030624160347/http://www.calpers-governance.org/alert/proxy/ticker-results.asp?ticker=HD.*

[15] CalPERS U.S. Corporate Governance Principles, ¶ IV.A.3, available at *http://www.calpers-governance.org/principles/domestic/us/page07.asp.* CalPERS recommends that U.S. corporations "re-examine" the traditional combination of the chairman and CEO positions, observing that "*true* board independence may ultimately – within the next decade – require a serious re-examination of this historic combination of powers."

directors to play the central oversight role needed to ensure a healthy system of corporate governance."[16]

9. Finally, we note merely that IP repeats as Item 9 its same objection from Item 4 above.

In summary, the Company has failed to meet its burden of proving that the challenged passages are misleading under Rule 14a-8(i)(3).

In any event, there is no basis for the Company's claim that the resolution may be excluded in its entirety. In the event that staff concludes that any of the challenged statements require clarification, the proponent would be pleased to add citations or clarifying passages. As demonstrated above, this clearly would require no detailed or extensive editing.

The staff consistently follows this approach. See, e.g., Peoples Energy Corp. (Nov. 3, 2002); Swift Transportation Co. (April 1, 2003); and Xcel Services, Inc. (March 17, 2003.)

For these reasons, we urge the staff to decline the Company's request for a no-action response in this matter.

Sincerely,

Mark Brooks

cc: Andrea L. Dulberg, International Paper Co.
Dr. Joseph Drexler, PACE International Union

[16] Commission on Public Trust and Private Enterprise, Executive Summary, page 8, available at *http://www.conference-board.org/pdf_free/SR-03-04-ES.pdf*

INTERNATIONAL PAPER

ANDREA L. DULBERG
CHIEF COUNSEL – SECURITIES LAW

400 ATLANTIC STREET
STAMFORD, CT 06921
(T) 203.541.8396
(F) 203.541.8262

January 16, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal Submitted by Paper, Allied-Industrial,
Chemical & Energy Workers International Union (AFL-CIO, CLC)

Ladies and Gentlemen:

International Paper Company ("IP") has received the cover letter and shareholder proposal attached as Exhibit 1 hereto (the "Proposal") from the Paper, Allied-Industrial, Chemical & Energy Workers International Union (AFL-CIO, CLC) for inclusion in the proxy materials for, and submission to a vote of the shareholders of IP at, the 2004 annual meeting of shareholders (the "2004 Annual Meeting").

The Proposal requests that IP's Board of Directors amend its by-laws to require that an independent director, who has not served as CEO, serve as chairman of the Board.

IP intends to omit the Proposal from its proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(3), because the Proposal, together with the supporting statement, is false and/or misleading with respect to material facts and omits to state material facts necessary in order to make the Proposal not false or misleading.

Our explanation, with supporting authority, of why we believe IP may exclude the Proposal is set forth below.

The Proposal's Supporting Statement Contains False and Misleading Statements and Omits to State Material Facts

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading," including statements or assertions which "directly or indirectly impugn character, integrity or personal reputation ... without factual foundation." The Proposal is false and misleading, inflammatory, impugns character and factual foundation, and sets forth various other statements and assertions that lack a factual foundation.

The following are examples of statements and assertions in the Proposal that are misleading within the meaning of Rules 14a-8(i)(3) and 14a-9:

1. The Supporting Statement asserts, without providing any citation or other form of support, that, "the primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO." The Proponent provides no support for this statement and fails to note that this statement is the Proponent's opinion regarding the primary purpose of the Board of Directors. See People's Energy Corporation (November 3, 2002).

2. The supporting Statement states, "We believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO." This statement implies that existing accountability of management to the shareholders is inadequate. In effect, the Proponent is asserting, without any factual basis, that the Board of Directors has not fulfilled its fiduciary obligations to IP's shareholders. Accordingly, the Proponent's statement is false and misleading.

3. The Supporting Statement states, "In our opinion, an independent chairman will enhance investor confidence and strengthen the integrity of the Board of Directors." This statement implies that the current integrity of IP's Board of Directors is questionable. Accordingly, the Proponent's statement directly impugns the character and integrity of IP's directors without factual foundation.

4. The Supporting Statement asserts, "A recent report of the Investor Responsibility Research Center states, 'thirty percent of S&P 1,500 companies now have a CEO who does not simultaneously serve as the company chairman up from 26 percent in 2001.' We believe this trend favors separation of the positions of chairman and CEO." The factual support for this is unclear from the Supporting Statement. The Staff has consistently held that statements that lack citation or factual support may be omitted from a shareholder proposal. People's Energy Corporation (November 3,

2002), ruling that various statements contained in supporting statement for separation of chairman/CEO proposal may be omitted unless the Proponent ...provided factual support or otherwise revised such statements in the manner specified by the Staff). Furthermore, the Staff has required a Proponent of a shareholder proposal requesting separation of the positions of chairman and CEO to provide factual support for a Harvard Business School reference. First Mariner Bancorp (March 20, 2002).

5. The Supporting Statement asserts, without providing any citation or other form of support, "A blue-ribbon commission of the National Association of Corporate Directors recently observed, 'it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board." No citation is offered.

6. The Supporting Statement asserts that "Corporate Governance experts have questioned how one person serving as both chairman and CEO can effectively monitor and evaluate his or her own performance." No citation is offered to allow us to ascertain who these corporate governance experts are or what their factual basis for their statement is. Furthermore, such a statement suggests that IP's chairman and CEO is involved in monitoring and evaluating his own performance. That suggestion is untrue. It is the sole responsibility of the Management Development and Compensation Committee of the Board to evaluate the CEO's performance. This Committee is comprised of wholly independent directors. Therefore, such a suggestion is false and inflammatory and impugns the character of IP's chairman and CEO and its Board.

7. The Supporting Statement asserts, "Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management." However, the Proponent only cites CaLPERS' Governance Guildlines in support of this statement. While CalPERS is a large institutional investor, it is not "many institutional investors." Moreover, the Proponent's cite to CalPERS' Guidelines is itself misleading. The Proponent cites from CalPERS' Guidelines as follows: "the leadership of the board must embrace independence and it must ultimately change the way in which directors interact with management." The Proponent omits to cite Section II.A.3 of CalPERS' Guidelines immediately following the Proponent's cite, wherein CalPERS' Guidelines make recommendations regarding independent leadership "when the chair of the board also serves as the company's chief executive officer." In other words CalPERS' Guidelines acknowledge that there exists an ongoing debate regarding an "independent chair structure in American corporate culture," but the CalPERS' Guidelines do not recommend that companies separate the chief executive and chairman positions. The Proponent's failure to state that CalPERS' Guidelines ***do not*** call for separation of the chief executive and chairman positions and the Proponent's inaccurate use of cites from CalPERS' Guidelines to imply otherwise is materially misleading. Proponent's materially misleading use of CalPERS' Guidelines will cause IP's shareholders to wrongly believe that such guidelines call for a separation of the chief executive and chairman positions.

8. The Supporting Statement further states, "...we fear that combining the positions of chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions." The Proponent has provided no factual basis for such an inflammatory assertion.

9. The Supporting Statement also asserts, without providing any citation or other form of support, "A recent report of the Investor Responsibility Research Center states, "thirty percent of S&P 1,500 companies now have a CEO who does not simultaneously serve as the company chair, up from 26 percent in 2001." No citation is offered.

The Proponent's Supporting Statement contains numerous inflammatory statements with no factual foundation in violation of Rules 14a-8(i)(3) and 14a-9. Therefore, the Proposal, which would require detailed and extensive editing in order to bring it into compliance with the proxy rules, may be excluded in its entirety pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14 (July 13, 2001). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed above.

Conclusion

Based on the foregoing, we believe IP may exclude the Proposal from the proxy materials for the 2004 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be excluded from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (203) 541-8396. Thank you for your prompt attention to this matter.

Pursuant to Rule 14a-8(j), enclosed for filing on behalf of IP are five (5) additional copies of this letter, as well as a receipt copy, and five (5) copies of the letter dated November 25, 2003 from James H. Dunn, on behalf of the Proponent, to IP with the Proposal attached. A copy of this letter, with attachments, is simultaneously being sent to the Proponent. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Sincerely,

Andrea L. Dulberg

Attachment: Exhibit 1 (cover letter and shareholder proposals)

cc: Dr. Joseph Drexler (w/attachments)
Special Projects Director
PACE International Union
3340 Perimeter Hill Drive
Nashville, TN 37211

John V. Faraci, Chairman and Chief Executive Officer
Robert J. Eaton, Chairman, Management Development and Compensation Committee
Donald F. McHenry, Chairman, Governance Committee
Maura A. Smith, Senior Vice President, General Counsel and Corporate Secretary
Jerry N. Carter, Senior Vice President and Head of Human Resources

PAPER, ALLIED-INDUSTRIAL, CHEMICAL & ENERGY WORKERS INTERNATIONAL UNION
AFL-CIO, CLC

P.O. Box 1475 • Nashville, Tennessee 37202

NOV 26 2003

MES H. DUNN
cretary/Treasurer

November 25, 2003

Telephone
Office: (615) 834-8590
Fax: (615) 781-0428
E-Mail: jhdunn@isdn.net

SENT BY FAX -- (203) 541-8262 -- AND OVERNIGHT MAIL

RECEIVED
DEC - 1 2003
LEGAL AFFAIRS

Maura A. Smith
Corporate Secretary
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Dear Ms. Smith:

I am respectfully submitting this Rule 14a-8 proposal for the next annual shareholder meeting.

This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting.

My name and address are set forth above. The Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE), of which I am the Secretary/Treasurer, is the beneficial owner of the Company's stock that represents at least $2,000 in market value of securities entitled to be voted at the 2004 shareholders' meeting. We have held these securities for at least one year.

This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. I am designating Dr. Joseph Drexler, PACE Director of Special Projects, to act on our behalf in shareholder matters, including this Rule 14a-8 proposal, before, during and after the forthcoming shareholder meeting.

Please direct all future communication on this matter to Dr. Drexler at:

Dr. Joseph Drexler
Special Projects Director
PACE International Union
3340 Perimeter Hill Drive
Nashville TN 37211
615-594-2074

A letter from PACE's custodian bank, AmSouth Bank, that provides pertinent information on PACE's ownership of our shares is being sent under separate cover. I am fully prepared to demonstrate any further proof that may be necessary. Your consideration and the consideration of the Board of Directors are appreciated.

Sincerely,

James H. Dunn

James H. Dunn

PACE

475

Shareholder Resolution

RESOLVED: The shareholders of International Paper Company, Inc. (the "Company") urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as chairman of the Board of Directors.

SUPPORTING STATEMENT: The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that separating the roles of chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. In our opinion, an independent chairman will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to the Wall Street Journal, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" ("Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002).

On January 9, 2003, the Conference Board Commission on Public Trust and Private Enterprise expressed a preference for separating the positions of Chairman and CEO. The Co-Chair of the Commission declared that "a primary concern in a significant number of scandals is that strong CEO's appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role." (Chicago Tribune, Jan. 10, 2003).

Corporate governance experts have questioned how one person serving as both chairman and CEO can effectively monitor and evaluate his or her own performance. A blue-ribbon commission of the National Association of Corporate Directors recently observed, "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, the corporate governance guidelines of the California Public Employees' Retirement System states that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Conversely, we fear that combining the positions of chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

A recent report of the Investor Responsibility Research Center states, "thirty percent of S&P 1,500 companies now have a CEO who does not simultaneously serve as the company chair, up from 26 percent in 2001." We believe this trend favors separation of the positions of Chairman and CEO.

For these reasons, we urge a vote FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 16, 2004

The proposal urges the board to amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board.

We are unable to concur in your view that International Paper may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "The primary purpose of the Board . . . " and ends ". . . including the CEO" as the proponent's opinion;
- provide factual support in the form of a citation to a specific source for the sentence that begins "A blue-ribbon . . ." and ends ". . . operations of the board";
- provide factual support for the statement that begins "Corporate governance experts . . ." and ends ". . . his or her own performance";
- provide factual support in the form of a citation to a specific source for the sentence that begins "Many institutional investors . . ." and ends ". . . oversight of management" or delete the reference to "many" institutional investors in that sentence; and
- provide factual support in the form of a citation to a specific source for the sentence that begins "A recent report of the Investor Responsibility Research Center . . ." and ends ". . . 26 percent in 2001."

Accordingly, unless the proponent provides International Paper with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if International Paper omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor